

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Jian Wang
Chairman of the Board
Lion Group Holding Ltd
3 Phillip Street, #15-04
Royal Group Building
Singapore 048693

> **Re: Lion Group Holding Ltd**
> **Registration Statement on Form F-3**
> **Filed January 20, 2023**
> **File No. 333-269333**

Dear Jian Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed January 20, 2023

General

1. Please include or incorporate by reference interim financial statements.

2. Please included updated disclosure on the current status of your cryptocurrency mining activities.

3. Please provide a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor

addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company's assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

4. Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

5. To the extent material, please discuss how the bankruptcies of certain crypto asset market participants, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated.

6. If material to an understanding of your business, please discuss any steps you take to safeguard your customers' crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

7. We note that you own or have issued crypto assets and hold crypto assets on behalf of third parties. To the extent material, please explain here or in your incorporated Management's Discussion and Analysis whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

8. To the extent material, please explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person's or entity's loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

Risk Factors, page 12

9. Refer to your KYC procedures risk factor disclosure on pages 12-13. This disclosure

appears to focus on the activities of clients that could undermine the effectiveness of such procedures. Please expand the disclosure to address the risks with procedures themselves, including the limitations of using an IP blacklist.

10. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

11. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Also describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

12. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

13. Please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

14. Please describe any material risks related to safeguarding your, your affiliates', or your customers' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

15. To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

16. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:
    • Risk from depreciation in your stock price.
    • Risk of loss of customer demand for your products and services.
    • Financing risk, including equity and debt financing.
    • Risk of increased losses or impairments in your investments or other assets.
    • Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
    • Risks from price declines or price volatility of crypto assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Lawrence Venick